Exhibit 1

Operating and Financial Review for the period ended 30 June 2013

Six months ended June 2013 compared with six months ended June 2012

Introduction

Certain Non GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), headline PBIT margin, headline PBIT margin on gross profit, headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), billings, estimated net new billings, profits attributable to share owners before and after net deferred tax credit, free cash flow, and net and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 10 to 14.

Review of Group results

Revenues

Billings were up 5.0% at £22.7 billion. Estimated net new business billings of £2.613 billion ($4.180 billion) were won in the first half of the year, compared with £2.475 billion in the first half of last year. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in Group revenues later in 2013 and in 2014. Pitch results following recent pharmaceutical client consolidations have benefited the Group’s healthcare communications businesses significantly.

Reportable revenue was up 7.1% at £5.327 billion. Revenue on a constant currency basis was up 5.5% compared with last year, chiefly reflecting the weakness of the pound sterling against the US dollar, the euro and renminbi.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 2.4% in the first half, with gross profit also up 2.4%. In the second quarter, like-for-like revenues were up 2.7%, a significant strengthening over the first quarter’s 2.1%, with gross margin up 2.8%, following 1.9% in the first quarter giving 2.4% for the first half. Client data continues to reflect increased advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the strength of advertising spending in fast moving consumer goods, especially. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

Operating profitability

Headline EBITDA was up 10.6% to £753 million and up 8.5% in constant currencies. Headline PBIT was up 11.8% to £637 million from £570 million and up 9.6% in constant currencies. It should be noted that our profitability tends to be more skewed to the second half of the year compared with our competitors.

Headline PBIT margins were up 0.5 margin points to 12.0% compared to 11.5% in the first half of last year, in line with the Group’s full year margin target of a 0.5 margin point improvement. On a like-for-like basis, headline PBIT margins were also up 0.5 margin points.

Given the significance of Data Investment Management revenues to the Group, with none of our direct parent company competitors significantly present in that sector, despite recent claims to the contrary, headline PBIT margins on gross profit are a more meaningful measure of competitive comparative margin performance. This is because Data Investment Management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. Headline PBIT margin on gross profit were also up 0.5 margin points to 13.0%.

Headline PBIT margins, before all incentives (£127.9 million and £127.4 million in 2013 and 2012, respectively; comprised of short and long-term incentives and the cost of share-based incentives), were 14.4%, up 0.4 margin points, compared with 14.0% last year. The Group’s staff cost to revenue ratio, including incentives, decreased by 0.2 margin points to 60.9% compared with 61.1% in the first half of 2012. This reflected better staff cost to revenue ratio management through an improved balance in the growth of staff numbers and salary and related costs with revenue in the first half of 2013.

Operating costs

In the first half of 2013, reported operating costs rose by 6.3% and by 4.8% in constant currency, compared with reported revenue growth of 7.1% and constant currency growth of 5.5%. Reported staff costs excluding all incentives were flat at 58.5% of revenues and up slightly in constant currency. Incentive costs amounted to £127.9 million or 17.4% of headline PBIT before all incentives and income from associates, compared to £127.4 million last year, or 19.0%, a slight increase of £0.5 million or 0.4%. Target incentive funding is set at 15% of operating profit before bonus and taxes, maximum at 20% and in some instances super-maximum at 25%. Variable staff costs were 6.9% of revenues, at the high end of historic ranges and, again, reflecting good staff cost management and flexibility in the cost structure.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 116,073 in the first half of the year, compared to 116,461 in the same period last year, a decrease of 0.3%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2013 was 116,911 virtually flat with the 116,906 at 30 June 2012 and up only 434 or 0.4% on 116,477 at 1 January 2013, reflecting careful control of headcount increases. On the same basis both revenues and gross profit increased 2.4%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £113.3 million compared to £103.2 million in 2012, an increase of £10.1 million, reflecting higher levels of average net debt and lower interest earned on cash deposits.

The effective tax rate on reported profit before taxation was 26.2% (2012 14.2%). In 2012 there was a significant deferred tax credit of £52 million (2013 £2 million) in relation to the amortisation of acquired intangible assets and other goodwill items, resulting in a lower reported tax rate.

Earnings and dividend

Headline profit before tax was up 12.2% to £524 million from £467 million, over half a billion pounds sterling in the first half for the first time and up 9.7% in constant currencies.

Reported profit before tax rose by 19.4% to £427 million from £358 million, or up 16.4% in constant currency, principally reflecting lower revaluation of financial instruments than in 2012.

Excluding the significant tax credit of £52 million in relation to the amortisation of acquired intangibles and other goodwill items in the first half of 2012, profits attributable to share owners rose by 23.3%, to £278 million from £226 million. In the first half of 2013 the tax credit amounted to £2 million. Profits attributable to share owners rose by 1.1% to £281 million from £278 million, again reflecting the tax credit in 2012.

Diluted earnings per share were down 0.5% to 21.5p and down 4.7% in constant currencies, both reflecting the impact of the tax credit in 2012.

The Board declared an increase of 20% in the interim dividend to 10.56p per share. The record date for this interim dividend is 11 October 2013, payable on 11 November 2013.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue, revenue growth, as well as the proportion of Group revenues by region for the second quarter and first half of 2013. Headline PBIT and headline PBIT margin by region are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2013	Reported revenue growth three months ended 30 June 2013	Constant currency revenue growth three months ended 30 June 2013	Like-for-like revenue growth three months ended 30 June 2013	As a % of total Group revenue three months ended 30 June 2013	Three months ended 30 June 2012	As a % of total Group revenue three months ended 30 June 2012
	£ m					£ m
N. America	954	7.9%	4.9%	2.4%	34.2%	884	34.3%
United Kingdom	350	14.1%	14.1%	5.4%[2]	12.5%	307	11.9%
W. Cont. Europe	667	6.9%	1.9%	-1.2%	23.8%	624	24.2%
AP, LA, AME, CEE[1]	824	7.7%	6.8%	5.2%	29.5%	765	29.6%
Total Group	2,795	8.3%	5.8%	2.7%	100.0%	2,580	100.0%
[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
[2]	Gross profit like-for-like growth 7.1%

	Six months ended 30 June 2013	Reported revenue growth six months ended 30 June 2013	Constant currency revenue growth six months ended 30 June 2013	Like-for-like revenue growth six months ended 30 June 2013	As a % of total Group revenue six months ended 30 June 2013	Six months ended 30 June 2012	As a % of total Group revenue six months ended 30 June 2012
	£ m					£ m
N. America	1,840	5.3%	2.9%	0.8%	34.5%	1,748	35.1%
United Kingdom	669	13.1%	13.1%	4.6%[1]	12.6%	591	11.9%
W. Cont. Europe	1,258	6.0%	2.3%	-1.0%	23.6%	1,187	23.9%
AP, LA, AME, CEE	1,560	7.9%	8.1%	6.4%	29.3%	1,446	29.1%
Total Group	5,327	7.1%	5.5%	2.4%	100.0%	4,972	100.0%
[1]	Gross profit like-for-like growth 6.0%

North America revenue growth increased in the second quarter, with like-for-like growth of 2.4%, compared with -1.0% in the first quarter, following increased client spending in parts of the Group’s media investment management, data investment management and healthcare businesses.

United Kingdom revenue growth also improved over the first quarter and was the strongest region with like-for-like growth of 5.4% in the second quarter, compared with 3.7% in the first quarter. The Group’s Advertising and Media Investment Management, Branding & Identity, healthcare and direct, digital and interactive businesses showed particularly strong growth.

Western Continental Europe, which remains currently very challenged from a macro-economic point of view, showed it again in the second quarter, with constant currency revenues up 1.9% and down 1.2% like-for-like. Belgium, Germany, the Netherlands and Turkey showed strong growth in the second quarter but France, Spain, Portugal, Italy, Switzerland, Greece, Ireland, Norway, Sweden and Finland remain tough. In the first half, the region benefited from restructuring, however, it does feel that some markets, like Spain, are bottoming out, although still not repairing the social catastrophe of high unemployment levels, particularly amongst the younger age groups – we continue to see jobless growth recoveries particularly in mature markets.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, although still showing strong overall growth, slowed in the second quarter, with constant currency revenues up 6.8% in the second quarter and up 5.2% like-for-like, lower than the first quarter like-for-like growth of 7.8%. This strong growth was driven principally by Latin America and the BRICs (Brazil, Russia, India and China). Africa continued the strong growth seen in the first quarter, with like-for-like revenues up 11% in the second quarter, with particularly strong growth in South Africa, Ghana, Kenya, Nigeria and Egypt.

Latin America grew strongly in the second quarter, with like-for-like revenues up almost 9%, following over 12% in the first quarter. Growth in the BRICs was up 9% on a like-for-like basis in the second quarter. In Central and Eastern Europe, revenues were up almost 1% like-for-like in the second quarter, stronger than the first quarter, with above average growth in Russia, Romania, and Kazakhstan, but with Hungary, the Slovak Republic and the Ukraine tougher.

In the first half of 2013, which is seasonally lower than the second half, 29.3% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, similar to the first half of last year and compared with 29.1% in the first quarter. This is against the Group’s previous strategic objective of 35-40% in the next three to four years, now raised to 40-45% over the next five years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The following tables give details of revenue, revenue growth, as well as the proportion of Group revenues by communications services sector for the second quarter and first half of 2013. Headline PBIT and headline PBIT margin by communications services sector are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2013	Reported revenue growth three months ended 30 June 2013	Constant currency revenue growth three months ended 30 June 2013	Like-for-like revenue growth three months ended 30 June 2013	As a % of total Group revenue three months ended 30 June 2013	Three months ended 30 June 2012	As a % of total Group revenue three months ended 30 June 2012
	£ m					£ m
Advertising and Media Investment Management	1,161	8.4%	5.9%	4.7%	41.5%	1,071	41.5%
Data Investment Management	651	4.6%	2.1%	0.8%[1]	23.3%	622	24.1%
Public Relations and Public Affairs	236	1.0%	-1.8%	-3.1%	8.5%	234	9.1%
Branding and Identity, Healthcare and Specialist Communications	747	14.4%	11.9%	3.4%	26.7%	653	25.3%
Total Group	2,795	8.3%	5.8%	2.7%	100.0%	2,580	100.0%

[1]	Gross profit like-for-like growth 2.4%

	Six months ended 30 June 2013	Reported revenue growth six months ended 30 June 2013	Constant currency revenue growth six months ended 30 June 2013	Like-for-like revenue growth six months ended 30 June 2013	As a % of total Group revenue six months ended 30 June 2013	Six months ended 30 June 2012	As a % of total Group revenue six months ended 30 June 2012
	£ m					£ m
Advertising and Media Investment Management	2,193	7.2%	5.7%	4.3%	41.2%	2,044	41.1%
Data Investment Management	1,238	3.9%	2.3%	0.9%[1]	23.2%	1,191	24.0%
Public Relations and Public Affairs	458	-0.2%	-2.2%	-3.6%	8.6%	459	9.2%
Branding and Identity, Healthcare and Specialist Communications	1,438	12.6%	11.0%	2.9%	27.0%	1,278	25.7%
Total Group	5,327	7.1%	5.5%	2.4%	100.0%	4,972	100.0%

[1]	Gross profit like-for-like growth 1.7%

Advertising and Media Investment Management

As in the first quarter, Advertising and Media Investment Management remains the strongest performing sector. In the second quarter reported revenues grew by 8.4%. Constant currency revenues grew by 5.9%, compared with 5.4% in the first quarter, with like-for-like growth of 4.7%, an increase over the first quarter like-for-like growth of 3.9%. Growth in the Group’s advertising businesses was slower than the first quarter, with media investment management considerably stronger, posting double digit growth in the second quarter. Of the Group’s advertising networks, as in the first quarter, Y&R and Grey in particular, continued their strong performance, especially in North America. Growth in the Group’s media investment management businesses was consistently strong throughout 2011 and 2012 and this has continued into the first half of 2013, with constant currency revenues up over 9% for the first half and like-for-like growth up over 8%.

The Group gained a total of £2.613 billion ($4.180 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £2.475 billion ($3.960 billion) in the same period last year. Of this, JWT, Ogilvy & Mather Worldwide, Y&R, Grey and United generated net new business billings of £897 million ($1.436 billion). Also, out of the Group total, GroupM, the Group’s media investment management company (which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £1.372 billion ($2.195 billion).

Headline PBIT margins improved by 0.5 margin points to 14.4% in the first half, as revenue and cost growth continued to be well balanced.

Data Investment Management

On a reported basis, Data Investment Management revenues grew by 4.6% in the second quarter, on a constant currency basis, revenues grew 2.1% in the second quarter, very similar to the first quarter, with like-for-like revenues up 0.8% compared with 1.0% in the first quarter. However, gross profit, probably a more accurate measure of top-line performance was up strongly in quarter two with constant currency gross profit up 3.8% and up 2.4% like-for-like. This compares with 2.3% and 0.9% respectively in the first quarter. As in the first quarter, all regions except the United Kingdom and Western Continental Europe grew in the second quarter with a significant improvement in North America, with like-for-like revenues up almost 5% in the second quarter. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East maintained their strong growth seen in the first quarter, although slightly slower, with like-for-like revenues up over 7%. In the United

States, the custom research business in TNS and Millward Brown, together with call centre operations, performed particularly well. Headline PBIT margins improved 0.5 margin points to 7.5%, partly reflecting the improved performance in North America, the faster growing markets and a minor impact of restructuring.

Public Relations & Public Affairs

Reported Public Relations and Public Affairs revenues grew by 1.0% in the second quarter. In constant currencies, the sector’s revenues were down 1.8% in the second quarter, with like-for-like down 3.1%, reflecting some relative improvement compared with the first quarter, where constant currency revenues were down 2.7% and like-for-like down 4.1% – although the sector reflected continuing client examination of discretionary spending, particularly in mature markets. There was some improvement in the United States, Western Continental Europe, Africa & the Middle East and Asia Pacific, but the United Kingdom was slower. Headline PBIT margins fell 0.5 margin points to 13.0%, but H+K Strategies, Cohn & Wolfe, Penn Schoen & Berland and RLM Finsbury showed improving margins in the first half.

Branding & Identity, Healthcare and Specialist Communications

At the Group’s Branding and Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive) reported revenues grew by 14.4% in the second quarter, constant currency revenues grew strongly at 11.9%, with like-for-like growth of 3.4%, an improving trend compared with the first quarter. On a like-for-like basis the Group’s Branding & Identity, healthcare and direct, digital and interactive businesses all showed stronger growth than the first quarter. In the Group’s healthcare businesses in the United States, revenues were up over 12% in the second quarter, following a significant number of recent “Team” account wins. Headline PBIT margins showed strong growth, up 0.8 margin points to 11.8% in the first half.

Cash flow and Balance Sheet

A summary of the Group’s unaudited cash flow statement and balance sheet and notes as at 30 June 2013 are provided in Exhibit 2.

In the first half of 2013, operating profit was £514 million (above half a billion pounds sterling for the first time), depreciation, amortisation and impairment £211 million, non-cash share-based incentive charges £50 million, net interest paid £121 million, tax paid £130 million, capital expenditure £151 million and other net cash inflows £19 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £392 million.

This free cash flow was absorbed partly by £98 million in net cash acquisition payments and investments (of which £7 million was for earnout payments with the balance of £91 million for investments and new acquisitions payments) and £133 million in share re-purchases, a total outflow of £231 million. This resulted in a net cash inflow of £161 million, before any changes in working capital.

In line with the Group’s strategic focus on new markets, new media and Data Investment Management, the Group completed 26 transactions in the first half; 17 acquisitions and investments were in new markets (of which 13 were in new media), 7 in Data Investment Management, including data analytics and the application of technology, with the balance of 2 driven by individual client or agency needs.

Specifically, in the first six months of 2013, acquisitions and increased equity stakes have been completed in Advertising and Media Investment Management in Canada, Colombia, China, Hong Kong, Indonesia, Myanmar, Philippines and Thailand; in Data Investment Management in the United States, Brazil and Myanmar; in Public Relations and Public Affairs in the United States, China and Hong Kong; in Direct, digital and interactive in the United States, the United Kingdom, France, South Africa, Turkey, Argentina, Brazil, Colombia, Uruguay and Australia.

A further 13 acquisitions and investments were made in July and August in Advertising and Media Investment Management in the Czech Republic, South Africa and South Korea; in Data Investment Management in the United States and United Kingdom, Brazil, Bangladesh and South Korea; in Branding & Identity in the United Kingdom; in Direct, digital and interactive in the United States and Argentina.

Average net debt in the first six months of 2013 was £3.128 billion, compared to £2.923 billion in 2012, at 2013 exchange rates. This represents an increase of £205 million, an underlying improvement over the first four months figures. The higher average net debt figure continues to reflect the timing of significant acquisition payments, largely offset by the conversion of £390 million of the £450 million Convertible Bond. On 30 June 2013 net debt was £2.717 billion, against £2.861 billion on 30 June 2012, a decrease of £144 million and £208 million in constant currencies. The lower net debt figure reflects increased spend on acquisitions and higher dividends, more than offset by the relative improvement in working capital and the conversion of the 2014 Convertible Bond. There has been a significant improvement in the relative net debt position in July and beyond. By 31 July 2013, net debt was £2.955 billion, as compared with £3.714 billion on 31 July 2012. This decrease of £759 million and £850 million in constant currencies reflected the conversion of £390 million of the £450 million Convertible Bond combined with improving trends in working capital management.

The Board continues to examine the allocation of its substantial free cash flow (of over £1.1 billion for the previous twelve months), to enhance share owner value.

During May and June 2013 the majority of holders of the company’s £450 million Convertible Bond maturing in June 2014 exercised their right to convert early, in order to receive the benefit of the upcoming dividend, and as a result, at 30 June, £390 million of convertible debt had been exchanged for 66.3 million shares, reducing the company’s net debt by this amount. This has no impact on the projected fully diluted EPS as both the interest saving from the conversion and the dilution from the new shares are included in such calculations.

Following the strong first-half results, the Board raised the interim dividend by 20%. During the first six months of 2013, 12.6 million shares, or 1.0% of the issued share capital, were purchased at a cost of £133 million and an average price of £10.58 per share.

Client Development in the First Half of 2013

Including 100% associates and investments, the Group has annual revenues of over $23 billion and well over 170,000 full-time people in over 3,000 offices in 110 countries. The Group, therefore, has adequate access to an unparalleled breadth and depth of marketing communications resources. It services 340 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 65 of the NASDAQ 100, 30 of the Fortune e-50 and 685 national or multi-national clients in three or more disciplines. 427 clients are served in four disciplines and these clients account for well over 56% of Group revenues. This reflects the increasing opportunities for co-ordination between activities, both nationally and internationally. The Group also works with 344 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. “Horizontality” is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this report on Form 6-K.

July revenues were up 5% like-for-like, the highest monthly growth so far this year and showed a similar pattern to the second quarter, although the USA, Western Continental Europe, Central and Eastern Europe and Africa were ahead of the second quarter growth rates with the UK, Asia Pacific and Latin America slightly below. Cumulative like-for-like revenue growth for the first seven months of 2013 is now 2.8%. The Group’s quarter 2 revised forecasts, having been reviewed at the parent company level in the first half of August, indicate full year like-for-like revenue growth of over 3%, slightly ahead of the budget and the quarter 1 revised forecast and with a stronger third quarter and second half than the first half.

Following the Group’s record year in 2012, 2013 started reasonably well with a fair first quarter, a stronger second quarter and July year-to-date like-for-like growth of 2.8%. All geographies and sectors, except Public Relations and Public Affairs, grew. There has been some slowing of revenue growth rates in the faster growing markets of Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, but this was more than compensated by a significant improvement in the revenue growth rates in the mature markets of North America and the United Kingdom in the second quarter. Despite the improvement in the second quarter, our operating companies remain cautious and hire only in response to any geographic, functional and client shifts in revenues, with headcount at the end of June 2013 up just 0.4% from the beginning of the year, on a like-for-like basis. Revenue and headline PBIT are above budget, the quarter 1 revised forecast and last year. The increase in margin is in line with the Group’s full year headline PBIT margin target of 0.5 margin points improvement.

Continuing concerns globally about the grey swans including the Eurozone crisis, the Middle East, a Chinese or BRICs hard or soft landing and, perhaps, most importantly, dealing with the US deficit, a record $16 trillion of debt and the consequent sequester, continue to make clients reluctant to take further risks, despite record profitability and stronger balance sheets. Clients remain focused on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets like media and digital, whilst containing or reducing capacity in the slow growth markets, like Western Continental Europe and traditionally-produced newspapers and magazines. Free-to-air television is also coming under some pressure, initially in the United States as audience ratings fall, particularly amongst younger age groups. This change in media consumption habits is being driven by alternative screen consumption on tablets and smart phones and by alternative distribution channels through the internet. Concerns are also starting to build about what may happen to financial and real markets when loose monetary policy may keep interest rates at their current levels in the United Kingdom for three or four more years. The crucial question seems to be the speed at which quantitative easing will be withdrawn. All in all, there are enough uncertainties for clients to remain cautious and the focus remains, perhaps unwisely, on cost reduction, rather than revenue stimulation and on liquidity, which explains the recent unrealistic requests for extended payment terms. Procurement and finance are becoming increasingly powerful in corporate structures. Paradoxically, concerns about inflation in both the United States and United Kingdom may give our clients and ourselves a little more pricing power wiggle room and a renewed focus on top-line growth.

The pattern of 2013 looks similar to 2012 and equally demanding, perhaps with slightly increased client confidence balancing the lack of maxi- or mini-quadrennial events. Forecasts of worldwide real GDP growth still hover around 3%, with inflation of 2% giving nominal GDP growth of 5%. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should, as a result, grow at least at a similar rate to nominal GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November did underpin industry growth but not, perhaps, as much as was thought, with client money being switched from existing budgets, particularly in the cases of the UEFA Championships and Olympics. Both consumers and corporates are likely to remain cautious and risk averse, but corporates should continue to invest in capacity and brands in fast growth markets, and in slow growth markets invest in brands to maintain market share, as they squeeze capacity.

2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and the United States mid-term Congressional elections. Early forecasts of worldwide real GDP growth for 2014 are around 4%, with a slower rate of inflation giving nominal forecasts of 5.5%. If advertising remains at the same percentage of GDP, which looks at least likely, the prospects for the communications services industry are set fair.

In addition, it is particularly pleasing to report that further progress was made in Cannes this year by the award, for the third consecutive year since its inception, of the Cannes Lion for the most creative Holding Company and another to Ogilvy & Mather Worldwide for the second consecutive year as the most creative agency network. Ogilvy Brazil capped these achievements by being awarded a third 2013 Lion for Agency of the Year. Furthermore, record effectiveness was added to record creativity, as WPP won the Holding Company EFFIE for effectiveness for the second time in a row.

For 2013, reflecting the first half revenue growth and quarter 2 revised forecasts, which indicate:

•	Like-for-like revenue and gross profit growth of over 3.0%

•	Target headline PBIT margin improvement of 0.5 margin points in line with full year margin target

For the remainder of 2013, our prime focus will be on meeting our margin objectives by balancing revenue growth and operating costs and by increasing our cost flexibility. In addition to managing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to historical highs of around 7% of revenues in a full year and continue to position the Group well for the balance of 2013 and 2014.

At the same time, the Group still intend to grow faster than the industry average, but without sacrificing headline PBIT or headline PBIT expansion. Following our growth by acquisition, there are also significant back-office finance systems and infrastructure economies to be gained through process simplification, off-shoring and outsourcing, which should add over one margin point in achieving the targeted headline PBIT margins over the next five years and improving working capital. The Group continues to also improve co-operation and co-ordination among its operating companies in order to add value to its clients’ businesses and its people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated by the appointment of client leaders for 38 global clients, accounting for well over one third of rolling twelve months revenues of over $17 billion, and country managers in twelve test markets and regions. The focus continues on the “horizontal practice areas” of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The continued success of this approach has been further demonstrated by the winning of many major “Team” assignments in the last few months.

Before summing up, it would be reasonable to expect some comment on a recent big move in our industry. All in all, a post-POG (Publicis Omnicom Group) world presents the Group and other competitors, with enhanced opportunities and is at worst neutral and at best highly positive, resulting in further consolidation and concentration.

What does it mean for our strategy? Simply – more and faster. It underlines how important it is for the Group to deliver focused client benefits in fast growing markets, in new media, in data investment management and the application of technology and in horizontality. To underline the importance of these strategies and their client centricity, the Group is raising each of its fast growth market and new media sector targets from 35-40% of total revenues to 40-45% each, over the next five years i.e. by 2018. Again, a reinforcement of the same strategy, but more and faster, as we have already started to implement.

In the future, our business is structurally well positioned to compete successfully and to deliver on our long-term targets:

•	Revenue growth greater than the industry average

•	Annual improvement in gross profit or staff-cost-to-revenue ratio of +0.3 to +0.6 points

•	Annual headline PBIT growth of +10% to +15% delivering margin expansion of +0.5 to +1.0 points

NON-GAAP INFORMATION

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2013 exchange rates to local currency reported results for the current and prior year. This gives a US-dollar denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue growth for the three months ended 30 June 2013 and 2012, the six months ended 30 June 2013 and 2012, and reported gross profit growth for the six months ended 30 June 2013 and 2012 to like-for-like revenue and gross profit growth for the same periods.

	Three months ended 30 June		Six months ended 30 June		Six months ended 30 June
	Revenue		Revenue		Gross profit
	£m		£m		£m
2012 Reported	2,580		4,972		4,568
Impact of exchange rate changes	65	2.5%	80	1.6%	73	1.6%
Changes in scope of consolidation	80	3.1%	155	3.1%	133	2.9%
Like-for-like growth	70	2.7%	120	2.4%	110	2.4%
2013 Reported	2,795	8.3%	5,327	7.1%	4,884	6.9%

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBIT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies; and it is useful in connection with discussion with the investment community.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Company.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 19 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

Headline PBIT margin

Calculated as headline PBIT (defined above) as a percentage of revenue.

Headline PBIT margin on gross profit

Given the significance of Data Investment Management revenues to the Group, with none of the direct competitors present in that sector, gross profit and headline PBIT margin on gross profit are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because data investment management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient.

Headline PBIT margin on gross profit is calculated as headline PBIT (defined above) as a percentage of gross profit.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies; and it is useful in connection with discussion with the investment community.

Headline PBT is calculated as profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Company.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
	£m	£m	£m
Profit before taxation	427.1	357.7	1,091.9
Amortisation and impairment of acquired intangible assets	94.2	82.3	171.9
Goodwill impairment	—	—	32.0
(Gains)/losses on disposal of investments	(0.3)	3.3	(26.8)
Gains on re-measurement of equity interest on acquisition of controlling interest	—	(3.5)	(5.3)
Investment write-downs	—	4.6	19.6
Cost of changes to corporate structure	—	—	4.1
Gain on sale of freehold property in New York	—	—	(71.4)
Restructuring costs	—	—	93.4
Share of exceptional losses/(gains) of associates	1.7	(0.1)	3.0
Revaluation of financial instruments	1.0	22.5	4.7
Headline PBT	523.7	466.8	1,317.1

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, depreciation of property, plant and equipment and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group.

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
	£m	£m	£m
Profit for the period	315.4	306.8	894.7
Taxation	111.7	50.9	197.2
Finance income, finance cost and revaluation of financial instruments, net	114.3	125.7	218.6
Amortisation and impairment of acquired intangible assets	94.2	82.3	171.9
Depreciation of property, plant and equipment	100.5	93.1	191.0
Amortisation of other intangible assets	16.0	18.4	33.7
Goodwill impairment	—	—	32.0
(Gains)/Losses on disposal of investments	(0.3)	3.3	(26.8)
Gains on re-measurement of equity interest on acquisition of controlling interest	—	(3.5)	(5.3)
Investment write-downs	—	4.6	19.6
Cost of changes to corporate structure	—	—	4.1
Gain on sale of freehold property in New York	—	—	(71.4)
Restructuring costs	—	—	93.4
Share of exceptional losses/(gains) of associates	1.7	(0.1)	3.0
Headline EBITDA	753.5	681.5	1,755.7

Billings

Billings is one of the metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Estimated net new billings is one of the measurements that management uses to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Profits attributable to share owners before and after net deferred tax credit

Management believes that discussing profits attributable to share owners before and after net deferred tax credit provides a better understanding of the Company’s performance and allows for more meaningful comparisons of current period to that of prior periods.

A tabular reconciliation of profits attributable to share owners to profits attributable to share owners excluding net deferred tax credit is shown below.

	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
	£m	£m	£m
Profits attributable to share owners	280.9	277.8	822.7
Net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items	(2.4)	(52.0)	(86.0)
Profits attributable to share owners excluding net deferred tax credit	278.5	225.8	736.7

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below:

	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	175.2	(136.5)	908.3
Share option proceeds	16.7	37.4	56.0
Proceeds on disposal of property, plant and equipment	3.5	5.3	123.5
Movements in working capital and provisions	371.8	609.7	388.2
Purchases of property, plant and equipment	(128.4)	(97.2)	(290.3)
Purchase of other intangible assets (including capitalised computer software)	(22.2)	(19.0)	(39.8)
Dividends paid to non-controlling interests in subsidiary undertakings	(24.4)	(24.8)	(51.9)
Free cash flow	392.2	374.9	1,094.0

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned.

Average net debt is calculated as the average daily net borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

The following table is an analysis of net debt:

	30 June 2013	30 June 2012	31 December 2012
	£m	£m	£m
Cash and short-term deposits	1,425.3	1,350.6	1,945.3
Bank overdrafts and loans	(994.2)	(397.8)	(1,085.9)
Bonds and bank loans	(3,148.2)	(3,814.1)	(3,680.6)
Net debt	(2,717.1)	(2,861.3)	(2,821.2)